UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 000-54516

Emera Incorporated

(Exact name of registrant as specified in its charter)

5151 Terminal Road

Halifax NS B3J 1A1

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERA INCORPORATED

Date: April 8, 2025	By:	/s/ Brian Curry
Name: Brian Curry
Title: Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	2025 Form of Proxy – Emera Incorporated

99.2	2025 Voting Instructions Form

99.3	Notice to Registered Shareholders regarding Access to Emera’s Management Information Circular and Annual Report

99.4	Notice to Non-Registered Shareholders regarding Access to Emera’s Management Information Circular and Annual Report

99.5	Notice of Annual Meeting of Common Shareholders and Management Information Circular

99.6	Emera’s 2024 Annual Report

99.7	Notice of Emera’s 2025 Annual Meeting of Shareholders